                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13D-2-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (Amendment No. __)(1)

                             LCC INTERNATIONAL, INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                    501810105
                                 (CUSIP Number)

                         RILEY INVESTMENT MANAGEMENT LLC
                              ATTN: BRYANT R. RILEY
                            11100 SANTA MONICA BLVD.
                                    SUITE 810
                              LOS ANGELES, CA 90025
                                 (310) 966-1445
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                SEPTEMBER 4, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  501810105                  13D                                 Page 2


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Riley Investment Partners Master Fund, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------------------------------------------------------------------------------

      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 2,542,962(1)
                       ---------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ---------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               2,542,962(1)
                       ---------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,542,962(1)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.1%(2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------


----------
(1) Includes 1,371,836 shares of Common Stock issuable upon conversion of 1,371,836 shares of Series A Convertible Preferred Stock.

(2) Based on 26,594,705 shares of Class A Common Stock ("Common Stock") of LCC International, Inc. (the "Issuer") outstanding at June 23, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, plus 1,371,836 shares of Common Stock issuable upon conversion of 1,371,836 shares of Series A Convertible Preferred Stock.

CUSIP No. 501810105                   13D                                 Page 3


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Riley Investment Management LLC
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 3,019,580(3)
                       ---------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                1,236,166(4)
                       ---------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               3,019,580(3)
                       ---------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  1,236,166(4)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,187,451(4)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                            [x]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.0%(2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IA
--------------------------------------------------------------------------------


----------
(3) Because Riley Investment Management LLC has sole investment and voting power over 1,171,126 shares of Common Stock and Series A Preferred Stock convertible into 1,371,836 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 476,618 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(4) Riley Investment Management LLC has shared voting and dispositive power over 1,236,166 shares of Common Stock held by its investment advisory clients, 1,167,871 of which are indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP No. 501810105                   13D                                 Page 4


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Bryant R. Riley
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          AF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 3,019,580(5)
                       ---------------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                1,236,166(6)
                       ---------------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               3,019,580(5)
                       ---------------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  1,236,166(6)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,187,451(6)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                            [x]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.0%(2)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

----------
(5) Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.'s security holdings and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 1,171,126 shares of Common Stock and Series A Preferred Stock convertible into 1,371,836 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 476,618 shares held in managed accounts by its investment advisory clients

(6) Riley Investment Management LLC has shared voting and dispositive power over 1,236,166 shares of Common Stock held by its investment advisory clients, 1,167,871 of which are indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Although Mr. Riley controls Riley Investment Management LLC's voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

CUSIP No. 501810105                   13D                                Page 5


ITEM 1.       SECURITY AND ISSUER

                  Class A Common Stock ("Common Stock") of LCC International, Inc. (the "Issuer")
                  7900 Westpark Drive, Suite A-315
                  McLean, VA 22102

ITEM 2.       IDENTITY AND BACKGROUND

          (a) Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)
                  Riley Investment Management LLC (Delaware limited liability company)
                  Mr. Bryant R. Riley (individual residing in California)

          (b)     11100 Santa Monica Blvd. Suite 810 Los Angeles, CA 90025

          (c) Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), an SEC registered investment adviser. RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. ("RIP"). RIM is the investment advisor to other clients pursuant to investment advisory agreements.

          (d)     N/A

          (e)     N/A

          (f)     United States

ITEM 3.       SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source of funding for the purchase of Common Stock was the general working capital of the respective purchasers. Some of the shares are held in margin accounts together with other securities, and part of the purchase price of such shares may have been purchased through margin borrowing.

ITEM 4.       PURPOSE OF THE TRANSACTION

                  The Reporting Persons acquired Issuer's securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

                  On September 4, 2008, BR Investco, LLC ("BR Investco"), an entity that is wholly owned by Mr. Riley, entered into a Forbearance Agreement and Third Amendment to Amended and Restated Credit Agreement (the "Forbearance Agreement") as a guarantor with Milfam Guarantor, LLC ("Milfam"), as guarantor, the lenders party thereto (the "Lenders") and Bank of America, N.A., as administrative agent for the Lenders (the "Agent"). Pursuant to the Forbearance Agreement, among other things, the Lenders have agreed to forbear from exercising their rights and remedies based on certain prior and anticipated defaults by the Issuer so long as the Issuer complies with certain financial covenants. In addition, the Forbearance Agreement provides for a new term loan tranche, Term B Loan Commitments, (the "Loan") which is guaranteed by Milfam and BR Investco pursuant to a Shareholder Guaranty Agreement, dated as of September 4, 2008 (the "Guaranty Agreement"). Under the Guaranty Agreement, among other things, BR Investco and Milfam Guarantor LLC have agreed to guarantee obligations of the Issuer under such Credit Agreement, but the guarantee is limited to the amount in a specified cash collateral account. The foregoing description of the Forebearance Agreement and the Guaranty Agreement is qualified in its entirety by Exhibits A and B, respectively.

CUSIP No. 501810105                   13D                                Page 6


                  In connection with the Forebearance Agreement and the Guaranty Agreement, BR Investco and Milfam provided a security interest to the Agent, for the benefit of the Lenders, in the amount of $9 million in the aggregate on deposit (the "Deposit") with the Agent in such cash collateral account pursuant to the terms of a Cash Collateral Agreement, dated as of September 4, 2008 (the "Collateral Agreement"), among the guarantors and the Agent. Also, BR Investco entered into a Lender/Guarantor Agreement, dated as of September 4, 2008 (the "Lender Agreement"), with Milfam and the Bank of America, N.A., which sets forth the relative rights and obligations of Bank of America, N.A, BR Investco and Milfam with respect to the Guaranty Agreement, the Collateral Agreement and the Deposit. The foregoing description of the Collateral Agreement and Lender Agreement is qualified in its entirety by Exhibits C and D, respectively.

                  In conjunction with the Guaranty Agreement, on September 4, 2008, BR Investco and Milfam entered into a side letter (the "Side Letter") with the Issuer, pursuant to which BR Invesctco and Milfam were given the right to designate a director to the Issuer's board. Pursuant to the Side Letter, Mr. Riley was appointed to the Issuer's Board of Directors. Mr. Riley (or his replacement as designated by BR Investco) will serve on the board until the Issuer has repaid all amounts paid by BR Investco under the Guaranty Agreement. The foregoing description of the letter is qualified in its entirety by Exhibit E.

                  In conjunction and consideration of the Guaranty Agreement and the related transactions, on September 4, 2008, RIP entered into an Exchange Agreement (the "Exchange Agreement") with the Issuer and other stockholders of the Issuer. Pursuant to the Exchange Agreement, among other things, the Issuer is obligated to exchange RIP's 1,371,836 shares of Series A Preferred Stock into an equal number of shares of Series B Preferred Stock. Each share of Series B Preferred Stock would be initially convertible into 11.17 shares of Common Stock. The exchange is subject to the satisfaction of closing conditions, including delisting of the Issuer from The Nasdaq Global Market Exchange by September 30, 2008. In connection with the Guaranty Agreement and under the Exchange Agreement, the Issuer also issued BR Investco warrants to purchase 66,890.901 shares of Series C Preferred Stock at a per share exercise price of $26.88 The Series C Preferred Stock is not convertible into the Common Stock. The foregoing description of the Exchange Agreement is qualified in its entirety by Exhibit F.

                  The Reporting Persons may determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including without limitation Issuer's business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. The Reporting Persons reserve the right to acquire additional securities from Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer's securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

CUSIP No. 501810105                   13D                                 Page 7


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) With respect to each Reporting Person, see the response set forth in Rows 11 and 13, including the footnotes thereto.

         (b) See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

         (c) See Item 4 for a description of the exchange of 1,371,836 shares of Series A Preferred Stock into 1,371,836 shares of Series B Preferred Stock.

         (d) RIM's advisory clients are entitled to any dividends or proceeds paid with respect to stock held by such persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  See Item 4 above for a description of the agreements with respect to the Issuer or securities of the Issuer. The relationships between Mr. Riley, RIM and RIP are described above under Item 2(c) above. The relationship between RIM and other investment advisory clients is described under Item 2(c) above.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A. Forbearance Agreement and Third Amendment to Amended and Restated Credit Agreement, dated as of September 4, 2008, among Milfam Guarantor, LLC and BR Investco, LLC, as guarantors, the lenders party thereto and Bank of America, N.A., as administrative agent (filed as Exhibit 10.1 to the Issuer's Form 8-K filed on September 5, 2008 and hereby incorporated by reference).

                  Exhibit B. Shareholder Guaranty Agreement, dated as of September 4, 2008, given by Milfam Guarantor, LLC and BR Investco, LLC in favor of Bank of America, N.A. (filed as Exhibit A to Exhibit 10.1 to the Issuer's Form 8-K filed on September 5, 2008 and hereby incorporated by reference).

                  Exhibit C. Cash Collateral Agreement, dated as of September 4, 2008, among Milfam Guarantor, LLC and BR Investco, LLC, as guarantors, and Bank of America, N.A., as administrative agent. (filed as Exhibit C to Exhibit 10.1 to the Issuer's Form 8-K filed on September 5, 2008 and hereby incorporated by reference).

                  Exhibit D. Lender/Guarantor Agreement, dated as of September 4, 2008, among Milfam Guarantor, LLC and BR Investco, LLC, as guarantors, and Bank of America, N.A. (filed as Exhibit B to
                  Exhibit 10.1 to the Issuer's Form 8-K filed on September 5, 2008 and hereby incorporated by reference).

                  Exhibit E. Letter, dated September 4, 2008, between the Issuer, Milfam Guarantor LLC and BR Investco (filed as Exhibit
                  99.5 of the Schedule 13D filed by Lloyd I Miller, III on September 15, 2008 and hereby incorporated by reference).

                  Exhibit F. Exchange Agreement (filed as Exhibit 10.2 to the Issuer's Form 8-K filed on September 5, 2008 and hereby incorporated by reference).

CUSIP No. 501810105                   13D                                 Page 8


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 24, 2008

                                     Riley Investment Partners Master Fund, L.P.
                                         By: Riley Investment Management LLC,
                                               its General Partner


                                     By: /s/ Bryant R. Riley
                                         -----------------------------------
                                         Bryant R. Riley, Managing Member


                                     Riley Investment Management LLC


                                     By: /s/ Bryant R. Riley
                                         -----------------------------------
                                         Bryant R. Riley, Managing Member


                                     By: /s/ Bryant R. Riley
                                         -----------------------------------
                                          Bryant R. Riley